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12012728

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dougherty & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South Seventh Street Suite 4300
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Sandberg (612) 376-4027
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1400 Pillsbury Center (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle M. Sandberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dougherty & Company LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Leslie O Roberts
Notary Public - Minnesota
My Commission Expires 01/31/2015

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dougherty & Company LLC

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
Dougherty & Company LLC

We have audited the accompanying statement of financial condition of Dougherty & Company LLC (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dougherty & Company LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2012

Dougherty & Company LLC

Statement of Financial Condition

December 31, 2011

Assets	
Cash	$ 162,773
Cash segregated for regulatory purposes (note 3)	70,000
Receivable from clearing firm	9,576,423
Receivables from related parties (note 5)	1,723,981
Other receivables	301,789
Securities owned, pledged to creditors (notes 4 & 9)	9,646,237
Other investments (note 4)	199,487
Furniture and equipment, net of $905,574 in accumulated depreciation	131,823
Prepaid expenses and other assets	525,113
Total Assets	$ 22,337,626
Liabilities and Members' Equity	
Liabilities:	
Securities sold, not yet purchased (notes 4 & 9)	$ 1,193
Payable to related parties (note 5)	54,523
Accrued compensation and benefits	3,411,652
Accounts payable and other liabilities	355,377
Total Liabilities	3,822,745
Members' equity	18,514,881
Total Liabilities and Members' Equity	$ 22,337,626

See accompanying notes to statement of financial condition.

Dougherty & Company LLC

Notes to Statement of Financial Condition

December 31, 2011

1. Organization

Dougherty & Company LLC ("the Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Company provides underwriting, financial advisory, and securities brokerage services to individual, institutional, corporate, and governmental clients, predominantly in the Midwest region of the United States.

The Company is owned 90.77% by Dougherty Financial Group LLC ("DFG") and 9.23% by three key executives of the Company. The Company's profits are allocated in accordance with the provisions of the Company's limited liability company agreement. The owners of the Company shall not be liable for any of the debts, liabilities, contracts, or other obligations of the Company, except to the extent of their members' equity.

The Company clears all customer and proprietary trades through another broker-dealer J.P. Morgan Clearing Corp. ("Clearing Firm"), on a fully-disclosed basis.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company:

Securities Transactions

Securities owned and securities sold, not yet purchased, are recorded on a trade-date basis and valued at fair value. Fair value is based on quoted market prices, dealer prices, or amounts that approximate quoted prices for securities of comparable quality, maturity, and interest rate.

The Company accounts for securities transactions on a trade-date basis.

Other Investments

Other investments are recorded on a trade-date basis and valued at fair value. Fair value is based on the value of the capital account of the investment.

2. Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation and are depreciated using straight-line and accelerated methods over the estimated useful lives of three to seven years.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2011, approximate current fair value.

Income Taxes

The Company is organized as a partnership for tax purposes and is not subject to income taxes as a separate entity. The income or loss of the Company is reportable for tax purposes by each member based on their allocable share.

The Company applies accounting guidance as codified in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. Tax positions that are not more-likely-than-not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit, as appropriate for the tax position. The Company has determined there are no material uncertain tax positions. Generally, the tax authorities can examine any tax returns filed for the last three years.

Use of Estimates

Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Principles of Consolidation

The Company is the Managing Member of Dougherty Absolute Equity Fund LLC ("DAEF"). Management has determined DAEF to be a variable interest entity in accordance with ASC Topic 810, *Consolidation*; however, the Company is not the primary beneficiary based on its economic interest in DAEF and its contractual terms. Therefore, the Company is not required to consolidate DAEF.

3. Cash Segregated for Regulatory Purposes

At December 31, 2011, $70,000 was segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

4. Fair Value Measurements

The Company applies fair value measurements in accordance with the FASB Fair Value Measurement Standard (primarily codified in ASC Topic 820). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820 are used to measure fair value. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

4. Fair Value Measurements (continued)

The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Basis of Fair Value Measurements
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 2 financial instruments typically include municipal bonds, corporate bonds, U.S. government agency bonds, or hedge fund investments. Valuation of Level 2 instruments utilizes observable inputs in pricing the assets. Inputs and methods that are used in determining the fair value of a Level 2 instrument may include the original transaction price, yield analyses, benchmarking to similar instruments, the value of a capital account of a hedge fund investment, and/or the present value of expected future cash flows.

Level 3 financial instruments typically include certain inverse floaters, certain municipal bonds, collateralized debt, or other instruments for which there is little, if any, market activity for the asset at the measurement date. Valuation of Level 3 instruments requires significant judgment and reflects management's own assumptions about the assumptions that market participants would use in pricing the asset. Inputs and methods that are used in determining the fair value of a Level 3 instrument may include the original transaction price, yield analyses, benchmarking to similar instruments, and/or the present value of expected future cash flows.

Other investments at December 31, 2011, represented $199,487 invested in DAEF. DAEF is an affiliated private investment fund that makes long and short investments in publicly traded U.S. and non-U.S companies. The fair value of the investment is estimated using the value of the capital account as reported to the Company by DAEF. The Company may redeem all or part of its investment in DAEF as of the last day of each calendar quarter.

4. Fair Value Measurements (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal securities	$ -	$ 7,576,685	$ 115,637	$ 7,692,322
Equity securities and mutual funds	1,579,011	-	-	1,579,011
Corporate debt securities	-	353,605	10,000	363,605
U.S. government and government agency securities	-	11,299	-	11,299
Total	$ 1,579,011	$ 7,941,589	$ 125,637	$ 9,646,237
Other investments:				
Equity long/short hedge fund	$ -	$ 199,487	$ -	$ 199,487
Total	$ -	$ 199,487	$ -	$ 199,487
Securities sold, not yet purchased:				
Equity securities	$ 211	$ -	$ -	$ 211
Corporate debt securities	-	982	-	982
Total	$ 211	$ 982	$ -	$ 1,193

5. Related Parties

Included in receivables from related parties at December 31, 2011, was $1,417,879 in interest-bearing and non-interest-bearing receivables from officers and employees of the Company, the majority of which are notes made to senior investment executives.

At December 31, 2011, the Company had a non-interest-bearing payable to DFG and other affiliates of $54,523 and non-interest-bearing receivables from other affiliates totaling $306,102.

On January 1, 2004, ownership was sold to key executives for $150,000 cash and $390,665 in notes receivable. The notes receivable bear interest at a rate equal to the greater of LIBOR plus 2.75%, or 3.75%. The outstanding principal balance on such notes receivable was paid in full as of December 31, 2011.

The Company has contracted with affiliates and DAEF to receive and provide certain administrative and professional services.

6. Commitments and Contingencies

The Company leases office space, both through an expense-sharing agreement with DFG and under non-cancelable operating leases with expiration dates through 2016. Some leases have escalation clauses and renewal options. Future minimum rental commitments under non-cancelable operating leases and expected future payments under the expense-sharing agreement with DFG are as follows:

Years	Operating Leases
2012	$ 1,006,531
2013	1,020,813
2014	1,006,217
2015	988,825
2016	399,860
	$ 4,422,246

6. Commitments and Contingencies (continued)

Included in these amounts are approximate minimum lease payments by the Company to DFG as follows: $855,000 in 2012, $885,000 in 2013, $907,000 in 2014, $938,000 in 2015, and $400,000 in 2016.

The Company promptly transmits all customer funds and securities to the Clearing Firm and is contingently liable for its customers' transactions and has agreed in certain circumstances to indemnify the Clearing Firm for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2011, there were no customer balances maintained by the Clearing Firm subject to such indemnification requiring a liability to be accrued. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

In the ordinary course of business, the Company enters into underwriting commitments. Transactions relating to any such underwriting commitments that were open at December 31, 2011, and have subsequently settled, had no material affect on the statement of financial condition.

The Company is a defendant in various actions, suits, or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. Although the outcome of these matters is uncertain, based upon the facts that have developed to date, the Company's management believes that the outcome will not have a material adverse effect on the financial condition or results of operations of the Company.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative method permitted by the Rule. At December 31, 2011, the Company had net capital of $14,717,681, which was $14,434,681 in excess of the minimum net capital required.

Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1.

8. Retirement Plan

DFG has a 401(k) and profit sharing plan in which all eligible employees of the Company may participate.

9. Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or Clearing Firm is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

All securities owned are pledged to the Clearing Firm on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices, if not owned by the Company. These transactions result in off-balance-sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

The Company does not believe that it has any significant concentrations of credit risk.

10. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the Company's statement of financial condition, and has determined that no items require disclosure.

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STATEMENT OF FINANCIAL CONDITION

Dougherty & Company LLC
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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